Mail Stop 3561

October 28, 2008

Via U.S. mail and facsimile

Mark D. Goodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

RE: Bio-Reference Laboratories, Inc.
Form 10-K for Fiscal Year Ended
October 31, 2007 and Filed January 14, 2008
Schedule 14A Filed June16, 2008
10-Q for Period Ended July 31, 2008 and Filed September 5, 2008
10-Q for Period Ended April 30, 2008 and Filed June 6, 2008
10-Q for Period Ended January 31, 2008 and Filed March 11, 2008
File No. 0-15266

Dear Mr. Goodman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. We ask you to comply with other comments in future Exchange Act reports.   If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2007

Report of Independent Registered Public Accounting Firm, page 31

1. We note that the audit report did not include an opinion on the effectiveness of your internal control over financial reporting as of October 31, 2007. Please obtain an attestation report from your auditor pursuant to Item 308(b) of Regulation S-K, and amend your filing to provide this report along with an updated consent from your auditor.

2. We note that your auditors, Moore Stephens, P.C. changed names to MSPC Certified Public Accountants and Advisors, P.C. Please have your auditors advise us whether the change was merely one of name or whether it involved any type of change in entity (e.g., change from a domestic firm to an offshore firm or the merger of two firms where the merged firm is a new legal entity or one of the firms legally ceases to exist or practice public accounting with respect to public companies).

Supplemental Schedule of Non-Cash Investing and Financing Activities, page 37

3. We note that GeneDX achieved certain operating targets during the fiscal year ended October 31, 2007 and the prior owners received $1,917,000 in cash and an additional 11,548 shares of your common stock valued at $250,000 in December 2007. It also appears the contingent stock consideration was valued based on the $21.65 per share price used in the original September 2006 acquisition valuation. Please provide us with the details of the underlying operating targets. Please explain to us the basis for measuring the contingent consideration using the value of your common shares as of September 2006. In your response, cite the specific accounting literature that you applied and tell us how you considered the guidance in EITF 97-8 and EITF 99-12.

Note [1] Organization and Business, page 38

4. We note that you do not present segment information since it is not reported to or used by the chief operating decision maker at the operating segment level. Please address the following related to your segment presentation:

    a) We note in a press release that announced your results for the third quarter ended July 31, 2008, your CEO commented: "We saw continued growth across the board in all of our segments, but especially in our GenPath and GeneDx divisions where we have been focusing our growth investment over the past few quarters." Please explain to us how you considered the guidance in paragraphs 10 to 17 of SFAS 131 in determining your reportable segments.

> Refer to Section II.L. of our *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, for additional guidance.

b) Confirm to us that you are referring to the *enterprise's* chief operating decision maker, as opposed to the chief operating decision makers for each of your individual operating segments, and revise your disclosure as appropriate.

Schedule 14A

Executive Compensation Philosophy, page 21

5. You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your Senior Management Incentive Bonus Plan established in 2005. You have stated that "Bonuses under the Plan are earned and paid only to the extent the Company's Total Operating Income equaled certain designated percentages of Total Net Revenues." Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis based on the 2008 proxy statement as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please tell us how you will comply with future comments within this time period as well. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Ryan C. Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
	Health Care Services

cc: Mark D. Grodman, M.D.
    Facsimile to (201) 791-1941